October 21, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Spectrum Pharmaceuticals, Inc.
File No. 001-35006
Responses to Commission Staff comments made by letter dated September 20, 2013

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc. (the “Company,” “we,” “us,” or “our”) hereby respectfully submits its response to the Staff’s comments made by letter dated September 20, 2013, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012. The Company’s response is preceded by a reproduction of the Staff’s comment contained in the August 21, 2013 letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Form 10-K for the year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 3. Acquisitions

Allos Acquisition, page F-21

1. We acknowledge your response to our comment 1. In order to help us understand the significance of the FDA’s conditional approval on your accounting for the FOLOTYN distribution rights in the U.S. and Canada, please tell us specifically what this approval entails. Explain to us what you are approved to do (and for how long) and what post-approval requirements (including nature, timing, and amount) have been imposed on you. In addition, tell us what happens if you fulfill those requirements and what happens if you do not.

Response 1

On September 24, 2009, the U.S. Food and Drug Administration (“FDA”), granted “accelerated” (i.e., conditional) approval of FOLOTYN under the provisions of accelerated approval regulations (21 CFR 314.510) for use as a single agent for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”). Marketing of the drug and related activities, while not date certain, are subject to conditional approval pursuant to compliance with agreed-upon filing submission dates with the FDA (as noted in more detail below) and are subject to the adherence to the substance, procedures and requirements of the accelerated approval regulations of the FDA. The length of time under the accelerated approval program is anticipated to be no longer than the period of time to complete the confirmatory trials.

Existing FDA regulations allow for accelerated approval for certain drugs in development. The FDA instituted its “Accelerated Approval” program to allow for earlier approval of drugs that treat serious conditions, and that fill an unmet medical need.

As a result, the FDA approves drugs at an earlier stage of development, so long as the applicant satisfactorily conducts additional trials to confirm the clinical benefit. Based on the Accelerated Approval correspondence received, we are required to conduct additional trials to confirm the anticipated clinical benefit.

FOLOTYN’s accelerated approval requires multiple clinical trials (as further discussed below). However, if for any reason the trials are not successful at demonstrating the clinical benefit or new safety concerns arise, the FDA has regulatory procedures in place that can lead to removing FOLOTYN from the market and revocation of accelerated approval. Accordingly, there is no assurance that this accelerated approval of FOLOTYN will ultimately result in completion of the development process for the IPR&D asset which coincides with full FDA approval.

Management acknowledged in its evaluation that not all drugs that have received this temporary approval have ultimately been granted final (i.e., full) FDA approval due to the results of, or failure to complete, the required clinical trials. For example, on November 18, 2011, the FDA revoked the accelerated approval of the breast cancer indication for Avastin after the results from subsequent trials indicated that the drug had not been shown to be safe and effective in this use.

If FOLOTYN Phase I and Phase III trials do not verify clinical benefit or demonstrate sufficient clinical benefit to justify the risks associated with the drug, we expect that full approval will not be granted and patient access to FOLOTYN will be withdrawn.

The additional clinical trial requirements we must undertake (summarized below) to achieve full FDA approval are not perfunctory, and are subject to a high degree of risk and uncertainty in ultimately completing the development process of the IPR&D asset and achieving full FDA approval. Even though this accelerated approval was based on the initial response rate from our pivotal Phase II trial, the drug’s clinical benefits – such as improvement in progression-free survival, or overall survival, has not yet been demonstrated to the FDA’s satisfaction.

We are required to conduct the following studies, the nature of which is to confirm FOLOTYN’s anticipated clinical benefit of treatment in patients with T-cell lymphomas and to assess whether FOLOTYN poses a serious risk of altered drug levels resulting from organ impairment. The expected timing is listed below for each:

•	A Phase III, multi-center, randomized clinical study of sequential FOLOTYN versus observation in patients with newly diagnosed aggressive PTCL who have responded following initial treatment with chemotherapy. Patients responding (either a complete response or a partial response) after chemotherapy treatment will be randomized 2:1 to FOLOTYN versus observation. This study was initiated in August 2011 and patient enrollment is ongoing. We plan to enroll 549 patients in this study. We have agreed to submit the results of this study to the FDA by June 30, 2017.

•	A Phase III, multi-center, randomized clinical study comparing FOLOTYN in combination with systemic bexarotene versus systemic bexarotene alone in patients with CTCL who are refractory to at least one prior systemic therapy. The final design of this study, including number of patients, clinical endpoints and other study details, remains subject to review by the FDA. We have agreed to submit the results of the Phase III study to the FDA by September 30, 2015.

•	A Phase I clinical study to evaluate the pharmacokinetics of FOLOTYN in relapsed or refractory advanced solid tumor or advanced lymphoma patients (B-cell, T-cell and Hodgkin lymphoma) with mild to severe renal impairment. The trial will have four cohorts of six patients. Cohorts will be based on the severity of renal impairment: severely impaired, moderately impaired, mildly impaired and normal. We initiated this study in 2011.

•	Completion of an ongoing Phase I mass balance clinical study to evaluate the excretion and metabolic profile of FOLOTYN.

In the accelerated approval notification received from the FDA, it was expressly noted that “only clinical trials (rather than a nonclinical or observational study) will be sufficient to assess a signal of a serious risk or altered drug levels resulting from organ impairment.” Therefore, the above summarized clinical trials were explicitly required. The completion of these studies and adherence to the timelines set by the FDA are subject to a high degree of risk, and are not entirely within our control to meet given the challenges of timely patient enrollment and the availability of FOLOTYN to patients with aggressive PTCL.

The consequences of not adhering to these clinical trials and reporting requirements would likely result in withdrawal of FOLOTYN’s accelerated approval. The FDA could also initiate proceedings to withdraw approval if our Phase III post-approval studies fail to verify the clinical benefit of FOLOTYN – resulting in a complete barrier of U.S. commercialization of this drug.

2. We believe that your accounting for the intangible assets associated with the FOLOTYN distribution rights in the U.S. and Canada may not give appropriate recognition to assets that resulted from research and development. We appreciate your assertion that the requirement imposed by the FDA to conduct additional post-approval clinical trials may suggest that you acquired a specific IPR&D project which was incomplete. However, we believe the fact that you received conditional approval to market and produce FOLOTYN, have in fact marketed and produced FOLOTYN, and that customer acceptance of FOLOTYN has occurred, as evidenced by the revenue Allos and you have generated selling it, demonstrate that you also acquired finite-life intangible assets that resulted from research and development, which are not appropriately captured in your accounting. Absent further information, it appears that your accounting should be revised to distinguish the assets resulting from research and development from those to be used in research and development. Please tell us why such a revision is not warranted.

Response 2

Single Unit of Account

As part of our September 2012 business combination accounting for Allos Therapeutics, Inc. (“Allos”), we evaluated whether the FOLOTYN project we acquired was a single unit or multiple units of account and concluded, given our specific facts and circumstances, that it was a single unit of account. Therefore, we recognized an IPR&D asset relating to the FOLOTYN project of $118.4 million (representing a single unit of account).

We believe that the FOLOTYN project should be accounted for as a single unit of account for the following reasons:

1.	Conditionality of full approval – As indicated above, pursuant to the FDA’s accelerated approval program the ability to market FOLOTYN is conditional upon our performance of additional research and development activities that are subject to a high degree of risk and uncertainty. Because of this conditionality, we believe this is a strong indicator that the FOLOTYN project should be accounted for as a single unit of account.

2.	A significant portion of the revenues and net cash flows will be generated once FOLOTYN receives full FDA full approval – Management estimates that over 64% and 73% of FOLOTYN revenue and net cash flows, respectively, are expected to be generated if/when full FDA approval is granted. The forecasted revenues and net cash flows are for FOLOTYN as a treatment for patients with relapsed or refractory PTCL, which is the indication for which we have received accelerated approval. Because we expect to receive a significant portion of our revenues and net cash flows if/when FOLOTYN receives full FDA approval (which is conditional upon performing additional research and development activities that are subject to a high degree of risk and uncertainty), we believe this is a strong indicator that the FOLOTYN project represents a single IPR&D asset.

We believe this conclusion is consistent with guidance in the Working Draft of AICPA Accounting and Valuation Guide: Assets Acquired to Be Used in Research and Development Activities, Released November 18, 2011 (the “Working Draft”). Paragraph 2.22 of the Working Draft illustrates a fact pattern whereby an acquired project has received regulatory approval in the United States but not in Japan and Europe and asks how many assets (units of account) the buyer should recognize relative to the acquired IPR&D project. The Working Draft indicates that if the buyer views the global compound as a single unit of account and it expects to earn in the United States a significant portion of total revenue or cash flows expected to be generated by that compound, it may conclude that it did not acquire an incomplete IPR&D project because the project has received regulatory approval in the United States. In this case, the buyer would recognize an asset resulting from R&D activities and determine its useful life in accordance with guidance in paragraphs 1–5 of ASC 350-30-35. Further, in situations where multiple IPR&D asset were combined into a single unit of account (i.e., a global compound), paragraph 4.31 of the Working Draft states “The task force believes that if the unit of account is the global compound, the asset is considered to be ready for its intended use upon receiving an approval in one or more jurisdictions, which, individually or combined, are expected to generate a significant portion of the total revenue or cash flows expected to be earned for that compound.”

In our situation, because we expect to receive a significant portion of revenues and net cash flows after FOLOTYN receives full FDA approval, rather than its current state of accelerated approval, and we have not sought or received regulatory approval in any other jurisdiction, we believe our conclusion of accounting for the FOLOTYN project as a single IPR&D asset is consistent with the guidance in the Working Draft.

In addition, paragraph 2.20 of the Working Draft provides factors on when it would be appropriate to combine separately identifiable intangible assets into a single unit of account (for example, the acquisition of an IPR&D project that, if successful, would result in a drug for which a buyer would seek regulatory approval in multiple countries, such as the United States, Europe and Japan). While we believe we have a single IPR&D asset (for the reasons indicated above), we considered whether these factors would also support a single unit of account determination. Below is our analysis of these factors.

Factor	Application to FOLOTYN
The IPR&D project phase of development.	We assessed that the factor is not applicable in our circumstance since there is only one indication in one jurisdiction, rather than multiple indications/jurisdictions.

The nature of the activities and costs necessary to further develop the IPR&D project.	The clinical trials and associated costs, considered a R&D activity (see “Response 3”), are required for both the sale of FOLOTYN under the Accelerated Approval Program and to receive full FDA approval.

Based on historical experience (or expectations), the risks associated with the further development of the IPR&D project are substantially the same.	The risk of development is substantially the same for the accelerated and full approval of FOLOTYN by the FDA. Failure to complete the clinical trials or unsuccessful outcomes as a result of the clinical trials could/would result in withdrawal of FOLOTYN’s accelerated approval.

The amount and timing of benefits expected to be derived in the future from the developed asset(s) and the expected economic life of the developed assets are substantially the same.

The last to expire patent which supports the FOLOTYN technology expires in July 2022, though we expect to derive economic benefit from this drug at least through December 2025. The intellectual property underpinning FOLOTYN will be the same in its accelerated and full approval stage. Thus, there will be no separable technology in its “pre” and “full” stage of development and commercialization. Nonetheless, there are a number of substantive steps before this technology is complete and ready for full commercialization – as discussed within “Response 1”.

Intent to manage advertising and selling costs from the perspective of the global brand, not the individual jurisdictions where the product will be sold.	The Company currently intends to only market FOLOTYN in one geography (U.S.). The marketing activities are the same for accelerated and full FDA approval.

In addition, the Company assessed the accounting implication if it was concluded that there were multiple units of accounts (i.e., a finite-lived intangible asset and an IPR&D asset) rather than a single IPR&D asset. We believe that based on Section 2.42 of the Working Draft, aggregation of such units into a single unit of account would still be appropriate because the completed assets relate to the IPR&D project that is still in development. Section 2.42 states that “to the extent that individually completed intangible assets are directly related to IPR&D projects that are still in development, for example, in the pharmaceutical industry, a patent on a compound that has not yet been approved, such assets may be aggregated with other intangible assets used in R&D activities. That is, an acquirer would recognize one asset for each IPR&D project, which would comprise all the intangible assets used exclusively in that project, and that asset would be assigned an indefinite useful life.”

IPR&D Asset Rather than Developed Technology

In reaching our conclusion that the FOLOTYN project is a single unit of account, we then evaluated whether the project qualifies as an IPR&D asset.

Paragraph 2.17 of the Working Draft provides the following definition of “incompleteness”

Incompleteness means there are remaining risks (for example, technological or engineering) or certain remaining regulatory approvals at the date of acquisition. Overcoming those risks or obtaining the approvals requires that additional R&D costs be incurred.

This definition applied to our facts and results in our conclusion that the FOLOTYN IPR&D remains incomplete. The remaining “risks” and “regulatory approvals” are discussed at length within our “Response 1”. Further sections of the Working Draft, as applied to our facts, are discussed below.

The IPR&D Guide, within section 2.08, provides specific guidance for the “Used in R&D Activities Criteria” for an asset to be initially classified (and remain) as IPR&D rather than developed technology:

The task force believes that an asset acquired in a business combination that is to be “used in R&D activities” by the acquirer is distinguishable from other acquired assets because the acquirer has specifically identified an IPR&D project that is expected to incur R&D costs within the scope of FASB ASC 730-10 that will use the acquired asset.

At the time of the Allos acquisition (and to date), the FOLOTYN technology remains in process of development (see “Response 3” below), for which substantial expenses have, and continue to be, incurred by us for development activities typically considered research and development expenses.

Despite our initial sales of FOLOTYN, which were only made possible by the FDA’s accelerated approval, the drug is not fully developed as it requires certain remaining regulatory approvals, and thus remains “incomplete” (as defined under the Working Draft) due to (i) the regulatory risk and uncertainty of us ever obtaining full FDA approval due to the additional clinical trial requirements, and (ii) the substantial R&D costs we will continue to incur for FOLOTYN as part of the Phase I and Phase III trials that were determined by management (both discussed above within “Response 1”).

The Working Draft acknowledged that there may be situations in which individually completed intangible assets are used in R&D activities. The most relevant paragraphs of the Working Draft which leads us to the conclusion that the acquired technology remains IPR&D, rather than developed technology, are excerpted below:

2.41 In general, the task force believes that incompleteness, as further described in the subsequent section “Specific IPR&D Projects—Incompleteness,” is an essential characteristic of IPR&D assets. The task force believes that intangible assets lacking that characteristic (that is, assets that are complete) should be accounted for in accordance with their nature and that intangible assets that are incomplete and used in R&D activities should be assigned an indefinite useful life upon acquisition. The task force believes that this approach is consistent with predominant practice.

Specific IPR&D Projects—Incompleteness

2.61 Examples of circumstances that the task force believes demonstrate that a specific R&D project is incomplete as of the date of acquisition include the following:

Pharmaceutical products and processes related to right to market or use that are subject to governmental regulations. The acquired company’s product or process has not been approved for marketing or production by the appropriate regulatory body

Approval for marketing for this purpose includes only the approval of the product to be marketed. For example, in the United States, the task force believes that only FDA approval of a product is sufficient for a project to be complete.

2.66 Question 3: Company A acquired Company X in a business combination. At the acquisition date, Company X had an application to market a new drug pending FDA approval. Both Company A and X believe that Company X had completed all necessary tasks related to the filing (including having obtained satisfactory test results), and they believe that they will ultimately obtain FDA approval. Is the project incomplete?

Yes. Industry experience shows that there are uncertainties about obtaining approval for a new drug upon filing with the FDA. FASB ASC 730-10 does not specifically address whether costs of obtaining FDA approval are R&D; however, the task force believes that such future expenditures satisfy the condition that, to be considered incomplete, additional R&D costs must be incurred by the reporting entity.

Due to the continued FDA requirements noted in “Response 1” to conduct clinical trials to support the completion of the asset and full approval, we believe the FOLOTYN project represents an incomplete IPR&D project until/if we receive full FDA approval. This is further supported by the fact that we expect to incur substantial costs related to activities that would be considered R&D (See “Response 3”) to “complete” the asset.

3. Please tell us why the costs of post-approval activities would qualify as research and development costs under ASC 730-10-55-1. Clarify whether you are obtaining new knowledge or just supporting data.

Response 3

We believe the underlying activities and pursuit of scientific knowledge through our FOLOTYN Phase I & III clinical trials meets the criteria of “research and development” under ASC 730 – Research and Development (and is consistent with how our peers in the pharmaceutical industry generally classify and report such expenses).

ASC 730-10-20 states:

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (referred to as product) or a new process or technique (referred to as process) or in bringing about a significant improvement to an existing product or process.

Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants.

We believe that the requirements pursuant to the FDA Accelerated Approval program (as discussed in “Response 1” above) to conduct Phase I & III clinical studies of FOLOTYN meet the above definition since such expenditures will aid us in discoveries/knowledge in completing our development (i.e., drug “design” and “testing product alternatives” through our clinical activities) for this drug, including:

1.	Efficacy (patient population, inclusion criteria, treatment frequency, and primary cycle 1 endpoint);

2.	Mechanisms of action (prescribing information);

3.	Adverse reaction event (organ failure) profile of FOLOTYN to yield new, additional information about dosing level (e.g., reducing dosing levels for adverse reaction, including organ impairment); and

4.	Method of administration including frequency, formulation, etc.

Further, these activities are consistent with ASC 730-10-55-1 criteria of “c. conceptual formulation and design of possible product or process alternatives”, “d. testing in search for or evaluation of product or process alternatives”, and “e. modification of the formulation or design of a product or process” as research and development qualified activities.

These studies are not “post-approval”, but rather in support of obtaining full FDA approval of FOLOTYN, while achieving the above-summarized development goals for this drug.

In summary, the clinical trials required with respect to FOLOTYN involve a planned search and critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing FOLOTYN toward full FDA approval. It also involves the translation of research findings and other knowledge into a plan or design for FOLOTYN. It includes the conceptual formulation, design and testing of product alternatives through conducting clinical trials. All of the above were therefore assessed by management as meeting the criteria in ASC 730 to be recognized as research and development expenses.

4. We concur with your conclusion that trademarks and brands are not intangible assets to be used in research and development. Please demonstrate to us your immateriality assertion and provide us proposed disclosure to be included in future periodic reports that identifies the existence of these assets, their finite lives, and classifies them apart from IPR&D.

Response 4

We confirm that we did not separate the contribution of the trademark or brand elements of the composite asset due to its nil contribution to the value of the Allos business.

FOLOTYN is an intravenous therapy for the treatment of patients with relapsed or refractory PTCL. PTCL is a rare disease, affecting approximately 1,600 patients per year. It is prescribed based on the efficacy of the drug, not its branding, which led to the de minimis value associated with the FOLOTYN trademark/brand.

Due to the relatively low response rate to the various available treatments, it is common for physicians to try all of the available treatments depending on the patient’s response and drug tolerance. We believe that current and historical marketing efforts further support the fact that brand is not relevant to a physician’s decision to prescribe FOLOTYN.

Given the small number of patients, and the limited number of treatment options, marketing for a drug of this nature, regardless of jurisdiction, has historically been limited to informing physicians about the treatment option and providing printed information about the drug through sales representatives. FOLOTYN won’t be mass marketed to the patient through television and radio advertising. Further, the nature of these “marketing” activities will not change if/when FOLOTYN receives full FDA approval.

We also analyzed the potential impact on the business if the FOLOTYN brand was changed. Specifically, we inquired as to the impact on revenue and marketing costs that would be incurred should we re-brand the drug. Based on our discussions with our marketing team, the cost of rebranding would consist of legal and administrative costs associated with securing a new product name and the cost of re-printing and distributing the newly branded drug data to physicians. We estimate rebranding costs for FOLOTYN would be approximately $1 million; approximately $250,000 for legal and administrative costs necessary to secure a new name, and the remainder for printing and distributing the newly branded drug fact data sheets to physicians. No material impact on revenues or pre-tax income would be expected.

Accordingly, given the expected immaterial impact on revenues, the immaterial re-branding cost, and the fact that efficacy, not branding, drives physicians to treat PTCL with FOLOTYN, we concluded that the value of any brand asset embedded within the composite FOLOTYN distribution rights would be nil, and thus it is not necessary to recognize it as a distinct and separable asset.

In the event that we assign value to trademarks and brands through future business combinations, we will separately present a line for each within our table for “Intangible Assets and Goodwill” –see Footnote 8 to our 2012 Form 10-K. This table includes columns to present gross value, accumulated amortization, and its amortization period. We will present these values for each of our then-acquired trademarks and brands within this same footnote.

5. Please explain to us whether, and if so how, your accounting for the Allos-related patents and licenses reflects the fact that you appear to have acquired both IPR&D assets related to the further development of FOLOTYN and finite-life intangibles related to the right to sell FOLOTYN.

Response 5

We acknowledge the Staff’s comment and have accounted for the IPR&D asset based on our conclusions of a single unit of account and incompleteness of the project, as summarized within “Response 2”.

***

We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 788-6700, ext. 278.

Sincerely,

/s/ Kurt A. Gustafson
Executive Vice President and Chief Financial Officer